EXHIBIT 19

PERMA-FIX ENVIRONMENTAL SERVICES, INC.

STOCK TRADING, REPORTING & BLACKOUT POLICY

Introduction

The purpose of this Stock Trading, Reporting & Blackout Policy (the “Stock Trading Policy” or the “Policy”), is to explain certain legal concepts with respect to trading in the securities of Perma-Fix Environmental Services, Inc. (the “Company” or “Perma-Fix”) by individuals who are either employed by or in a particular relationship with the Company.

It is illegal for any director, officer or employee of the Company (or its subsidiaries) to trade in the securities of the Company while in the possession of material non-public information concerning the Company. It is also illegal for any director, officer or employee of the Company to give material non-public information to others who may trade on the basis of that information. In order to comply with applicable securities laws governing (i) trading in Company securities while in the possession of material non-public information concerning the Company and (ii) tipping or disclosing material non-public information to outsiders, and in order to prevent the appearance of improper trading or tipping, the Company has adopted this Stock Trading Policy for all of its directors, officers and employees. Directors, officers and employees are responsible for ensuring compliance by their families as well.

This Stock Trading Policy applies to any and all transactions in the Company’s securities, including its common shares and options to purchase common shares, warrants and any other type of securities that the Company may issue in the future or derivative instruments in such securities.

Certain individuals may, from time to time, be subject to additional restrictions. These restrictions are described under the headings “Blackout Periods and Trading Windows.”

Each director, officer and employee is expected to review the enclosed materials and comply with the terms of this Policy. Any questions on this Policy should be directed to the Chief Financial Officer.

What is Material Non-public Information?

Material: Information is considered material if a reasonable investor would consider that information important in making a decision to buy, hold or sell securities. Any information that could be expected to affect the Company’s stock price, whether it is positive or negative, should be considered material. There is no easy test for determining materiality – the analysis is based on an assessment of all relevant facts and circumstances and is often evaluated by enforcement authorities with the benefit of hindsight. While it is not possible to define all categories of material information, some examples of information that generally may be regarded as material are:

●	A pending or proposed merger, acquisition, joint venture or tender offer
●	A pending or proposed acquisition or disposition of a significant asset;
●	A Company restructuring;
●	Significant new contracts or the loss of an important contract;
●	Projections of future earnings or losses, or other earning guidance;

●	Changes to publicly announced earnings guidance, or the decision to suspend earnings guidance;
●	Significant related party transactions;
●	The declaration of a stock split, an offering of additional securities or plans to repurchase Company securities;
●	Significant new products or services;
●	Significant capital investment plans or changes in such plans;
●	Developments in significant litigation, administrative actions or governmental investigations concerning the Company (or any of the Company’s subsidiaries) or any of its officers or directors;
●	Major financings or borrowings;
●	Significant personnel changes, particularly changes in senior management; and
●	A notification that the auditors’ reports may no longer be relied upon;

Dissemination of Material Non-public Information

Information generally will be considered to have been widely disseminated if it has been disclosed through a press release, national news service or through a public filing with the Securities and Exchange Commission (the “SEC”), for example, on Form 8-K, Form10-K or Form 10-Q. The investing public must have sufficient time to absorb the information before it is considered to be widely disseminated. Generally, this means that information will not be considered public until the second business day after it is announced.

All individuals subject to this Policy should be particularly careful not to engage in activities that may result in the inadvertent disclosure of material non-public information. This could include speaking with members of the press about Company activities (unless specifically authorized to do so) or participating in on-line forums such as blogs or chat rooms or where the Company, its business or stock are being discussed.

Blackout Periods and Trading Windows

Because certain people have regular access to material non-public information, we have adopted additional procedures governing when they may trade in Company Securities. These individuals, who are designated as “Insiders,” may only trade during an open trading window. Trading windows are designed to limit trading by “Insiders” to periods during which such person is less likely to possess material non-public information. Of course, if you are an “Insider” and are aware of material non-public information you cannot trade, even if a trading window is open.

The following persons will be designated as “Insiders”:

●	All members of the Company’s Board of Directors;

●	All Named Executive Officers of the Company;

●	Any employee working in the Company’s Corporate Office;

●	All Financial Controllers;

●	All General Managers;

●	All employees working in the Company’s legal department; and

●	Any other employees or group of employees as designated by the Chief Financial Officer and Chief Executive officer.

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The Company refers to the periods when the trading window is closed as “blackout periods.” “Insiders” are not permitted to trade in Company Securities during blackout periods.

Blackout periods begin the last day of each quarter and end two days after the earnings results are released to the public, for the quarter (by earnings release via call or Form 10-Q/Form 10-K filings).

In connection with other significant events (such as a pending acquisition), the General Counsel may determine that it is appropriate to impose additional blackout periods, or to extend the regular quarterly blackout periods with respect to some or all of the persons designated as Insiders.

Prior to the beginning of any blackout period, as a courtesy, the Company will do its best to identify all “Insiders” who are restricted during such period and will be notified via email of the expected duration of the blackout period. Please remember that, while the Company will attempt to provide you with advance notice of the beginning of a blackout period, it may be necessary to impose a blackout period on very short notice and the Company reserves the right to do so at any time. The existence of a blackout period should be treated as confidential information of the Company and should not be disclosed, except as necessary to comply with this Policy. However, irrespective of this notification to “Insiders”, it is each individual’s responsibility to adhere to this Policy (see next paragraph “Individual Responsibility”).

Individual Responsibility Every employee, officer and director has the INDIVIDUAL responsibility to comply with this Policy against insider trading, regardless of whether a transaction is executed outside a Blackout Period or is pre-cleared by the Company. The Policy is intended to help avoid inadvertent instances of improper insider trading, but appropriate judgment should always be exercised by each employee, officer and director in connection with any trade in the Company’s securities.

An employee, officer or director may, from time to time, have to forego a proposed transaction in the Company’s securities even if he or she planned to make the transaction before learning of the material non-public information and even though the Insider believes he or she may suffer an economic loss or forego anticipated profit by waiting.

Section 16 Persons

Members of the Company’s Board of Directors and Named Executive Officers who are required to file Form 3 or 4 pursuant to Section 16 of the Exchange Act should inform the Chairman of the Board prior to executing any transactions involving the sale of the Company’s securities.

Exceptions to this Policy

The following transactions are exempt from the restrictions of this Policy:

Option Exercises:

The exercise of your Company stock options is not subject to the restrictions set forth in this Policy, if you pay cash for cost of the exercise or if you utilize the net option exercise. Net option exercise is defined as the withholding of a certain number of the exercised shares by the Company to cover the exercise price of the option. Net option exercise option is not permitted under the Company’s 2003 Outside Directors Stock Plan.

However, the sale of any shares acquired pursuant to an option exercise, including the sale of any shares as part of a broker-assisted cashless exercise of an option or any other market sale for the purpose of generating the cash needed to pay the exercise price of an option are subject to the restrictions set.

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Gifts of Securities

Gifts of Company Securities are not subject to the restrictions set forth in this Policy provided that the gift giver is assured that the recipient does not intend to sell the Company Securities while the Company is in blackout period.

Special and Prohibited Transactions

The Company has determined that certain types of speculative transactions may present heightened legal risks and the potential for the appearance of improper conduct. Therefore, it is the Company’s policy to prohibit or discourage the following types of transactions for all insiders and employees.

Short Sales

Short sales of the Company’s Securities (i.e., the sale of a security that you do not own) may evidence an expectation that the Company Securities will decline in value and have the potential to signal to the market that you lack confidence in the Company’s prospects. In addition, short sales may be viewed as reducing your incentive to seek to improve the Company’s performance. For these reasons, shorts sales of the Company’s Securities are prohibited.

Margin Accounts and Pledged Securities

Securities held in margin accounts as collateral for a margin loan may be sold by the broker without the customer’s consent if the customer fails to meet a margin call. Similarly, securities pledged (or hypothecated) as collateral for a loan may be sold in foreclosure if the borrower defaults on the loan. Because such a sale may occur at a time when you are aware of material non-public information or are otherwise prohibited from trading in Company Securities, holding Securities in margin accounts and pledging Securities are prohibited. An exception to this prohibition may be granted where a person wishes to pledge the Company’s securities as collateral for a loan (not including margin debt) and clearly demonstrates the financial capacity to repay the loan without resort to the pledged securities. Any person who wishes to pledge the Company’s securities as collateral for a loan must submit a request for approval to the Company’s Chief Financial Officer prior to the proposed execution of documents evidencing the proposed pledge.

Standing and Limit Orders

Standing and limit orders create heightened risks for insider trading violations because there is no control over the timing of the purchases or sales and, as a result, the broker may execute the transaction when you are aware of material non-public information. For this reason, the Company highly discourage the use of standing or limit orders of Company Securities. If you determine that you must use a standing or limit order, it should be of limited duration and should otherwise comply with the restrictions set forth in this Policy.

Consequences of Violations

The purchase or sale of securities while aware of material non-public information, or the disclosure of material non-public information to others who trade on the basis of such information is prohibited by United States federal and state laws. Insider trading violations are pursued vigorously by the SEC, U.S. Attorneys and state enforcement authorities. Punishment for insider trading is severe and could include significant fines and/or imprisonment.

The Company shall not indemnify any employees, directors and executives (including family members) against damages and losses incurred as a result of any violation of this Policy, including violations pursued by regulatory authorities.

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Post-Termination Transactions

If you are aware of material non-public information when you cease to be a director or employee subject to this Policy, you may not trade in Company Securities until that information has become public or is no longer material. If you have questions about whether information is still material or non-public after your termination, please contact the Company’s Chief Financial Officer.

Conclusion

The Company’s Board of Directors and employees are expected to act with uncompromising integrity. This means complying with all applicable laws governing insider trading and disclosure of material non-public information. It also means avoiding activities that, while not prohibited by law, may create the appearance that an individual is acting unethically or is exploiting an unfair advantage. This Policy is intended to provide guidance so that you can avoid situations that may lead to serious liability for yourself, your family and potentially, the Company. Because no policy can answer every question or address every possible situation, you should feel free to contact the Chief Financial Officer at any time if you have questions.

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